C21 Announces Agreement for the Acquisition of Cannabis Dispensary in Reno,
Nevada and Private Placement of Convertible Debenture Units

A 6,500 square-foot purpose-built additional retail channel for the Company's expanded cultivation

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

VANCOUVER, March 15, 2024 - C21 Investments Inc. (CSE: CXXI and OTCQX: CXXIF) ("C21" or the "Company") is pleased to announce that the Company's wholly-owned Nevada subsidiary, Silver State Relief, LLC ("Silver State"), has entered into an asset purchase agreement (the "Agreement") with Deep Roots Harvest, Inc. ("Deep Roots") to acquire all or substantially all of Deep Roots' assets related to the operation of its 6,500 square-foot, purpose-built, operational retail cannabis dispensary located in Southern Reno, Nevada (the "Dispensary Acquisition"). The Company also announces a non-brokered private placement of principal amount C$1,000 secured convertible debenture units of the Company ("Convertible Debenture Units") for aggregate gross proceeds of up to C$4,000,000 (the "Private Placement").

Chief Executive Officer and President of the Company, Sonny Newman commented: "We are thrilled to announce the agreement with Deep Roots to acquire this dispensary which, upon completion of the acquisition, will allow us to expand our retail footprint in Nevada, a pivotal step in the Company's growth strategy. We plan to integrate and rebrand this dispensary, purpose-built in 2021, under the Silver State Relief banner. With the dispensary's desirable location in a high traffic, flourishing area of Southern Reno, we anticipate strong revenue growth from this acquisition, along with the added benefit of allowing us to expand the portion of our cultivation capacity sold through our retail channel."

Dispensary Acquisition

Pursuant to the terms of the Agreement, the closing of the Dispensary Acquisition ("Closing") shall involve the transfer of, among other things, certain machinery, tools, supplies, lease interests, contracts and other assets to the Company, as well as the transfer to the Company of certain retail store licenses (the "Regulatory Assets") held by Deep Roots, which shall take place at such time as certain conditions precedent to Closing set forth in the Agreement are met, including: (i) the receipt by the parties of the grant and approval by the Nevada Cannabis Compliance Board (the "CCB") of a transfer of interest the (the "TOI") permitting the transfer of the Regulatory Assets to the Company; (ii) the approval by the City of Reno, Nevada of the TOI; and (iii) the consent of the landlord to the assignment of the lease related to the Deep Roots dispensary to the Company.

The purchase price to be paid by the Company for the Dispensary Acquisition is US$3,500,000 (the "Purchase Price"), which is comprised of: (i) a cash payment of US$100,000, which amount was paid to Deep Roots as a non-refundable deposit upon the execution of the Agreement; and (ii) a cash payment of US$3,400,000 to be paid to Deep Roots on Closing.

The Closing of the Dispensary Acquisition is also subject to the approval of the Canadian Securities Exchange.

Private Placement

Each Convertible Debenture Unit offered under the Private Placement will be comprised of: (i) one convertible debenture of the Company secured against the Nevada operations of the Company (each, a "Convertible Debenture") in the principal amount of C$1,000.00 (the "Principal Amount"); and (ii) 1,000 detachable Common Share purchase warrants (each, a "Warrant"), with each Warrant exercisable for one Common Share at a price of C$0.55 per share for a period of 30 months from the issue date of the Convertible Debenture Units (the "Issue Date").

The Principal Amount of the Convertible Debentures, together with any accrued and unpaid interest, will mature and become due and payable on the date that is 30 months from the Issue Date, subject to earlier conversion or repayment (the "Maturity Date"). The Principal Amount owing under the Convertible Debentures will accrue interest from the Issue Date at rate of 12.0% per annum, payable quarterly in cash.

The Principal Amount may be converted into Common Shares at the option of the holder at any time prior to the Maturity Date at a price of C$0.45 per Common Share.

The net proceeds raised from the Private Placement will be used by the Company to fund the Purchase Price of the Dispensary Acquisition.

The Private Placement is subject to certain conditions including, but not limited to, the receipt of all necessary regulatory approvals including the approval of the Canadian Stock Exchange. All securities to be issued pursuant to the Private Placement will have a hold period of four months and one day from the date of closing of the Private Placement.

For further inquiries, please contact:

Investor contact:	Company contact:

Investor Relations	Michael Kidd
info@cxxi.ca	Chief Financial Officer and Director
+1 833 289-2994	Michael.Kidd@cxxi.ca

About C21 Investments Inc.

C21 Investments Inc. is a vertically integrated cannabis company that cultivates, processes, and distributes quality cannabis and hemp-derived consumer products in the United States. The Company is focused on value creation through the disciplined acquisition and integration of core retail, manufacturing, and distribution assets in strategic markets, leveraging industry-leading retail revenues with high-growth potential multi-market branded consumer packaged goods. The Company owns Silver State Relief and Silver State Cultivation in Nevada, including legacy Oregon brands Phantom Farms, Hood Oil and Eco Firma Farms. These brands produce and distribute a broad range of THC and CBD products from cannabis flowers, pre-rolls, cannabis oil, vaporizer cartridges and edibles. Based in Vancouver, Canada, additional information on C21 can be found at www.sedarplus.ca and www.cxxi.ca.

Neither the Canadian Securities Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Canadian Securities Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Information and Statements:

This news release contains certain "forward-looking information" within the meaning of applicable Canadian securities legislation and may constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively, "Forward-Looking Statements"). Such Forward-Looking Statements represent the Company's beliefs and expectations regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of the Company's control.

Forward-Looking Statements include, but are not limited to, statements with respect to: statements with respect to the completion of the Private Placement and intended use of proceeds therefrom; the receipt of all required regulatory approvals in connection with the Dispensary Acquisition; the completion or waiver, as applicable, of all conditions precedent required for the completion of the Dispensary Acquisition; the expected benefits to be derived from the Dispensary Acquisition, including the ability of the Company to expand its retail footprint in Nevada, the expected revenue to be generated from the new dispensary and the ability of the Company to expand the portion of its cultivation capacity sold through its retail channel; and the intention to integrate and rebrand the Deep Roots dispensary after acquisition.

Forward-Looking Statements are based on assumptions, estimates, analyses and opinions of management of the Company at the time they were provided or made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors that management believes to be relevant and reasonable in the circumstances, including: (i) successful completion of the Private Placement; (ii) successful completion of the Dispensary Acquisition and the integration of the assets acquired in connection therewith; (iii) the ability to manage anticipated and unanticipated costs; (iv) achieving the anticipated results of the Company's strategic plans; (v) obtaining and maintaining all required licenses, approvals and permits, including regulatory approvals required to complete the Dispensary Acquisition; and (vi) general economic, financial market, regulatory and political conditions in which the Company operates.

A variety of factors, including known and unknown risks, many of which are beyond the Company's control, could cause actual results to differ materially from the Forward-Looking Statements in this news release. Such factors include, without limitation, the inability to complete the Private Placement, raise the necessary or desired funds to complete the Dispensary Acquisition or achieve the Company's strategic business plan; the inability to consummate the Dispensary Acquisition and the inability to obtain required regulatory approvals and third-party consents and the satisfaction of other conditions to the consummation of the Dispensary Acquisition on the proposed terms; the inability to effectively manage growth; inputs, suppliers and skilled labour being unavailable or available only at uneconomic costs; the adequacy of the Company's capital resources and liquidity, including but not limited to, availability of sufficient cash flow to execute the Company's business plan (either within the expected timeframe or at all); changes in general economic, business and political conditions, including changes in the financial markets; changes in applicable laws generally and adverse future legislative and regulatory developments involving medical and recreational marijuana; the risks of operating in the marijuana industry in the United States, and those other risk factors discussed in the Company's 20F filing with the SEC and Annual Information Form filing on SEDAR+.

Although the Company believes that the assumptions and factors used in preparing, and the expectations contained in, the Forward-Looking Statements are reasonable, undue reliance should not be placed on such information and statements, and no assurance or guarantee can be given that such Forward-Looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information and statements. Should assumptions underlying the Forward-Looking Statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected.

The Forward-Looking Statements contained in this news release are made as of the date of this news release, and the Company does not undertake to update any Forward-Looking Statements that are contained or referenced herein, except in accordance with applicable securities laws.